UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 16, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 July 2026 entitled ‘Holding(s) in Company’.

16 July 2026

Holding(s) in Company

Vodafone Group Plc ('Vodafone' or the 'Company') publishes the below TR-1 notification of major holdings in the Company.

This announcement is made pursuant to the requirements of DTR 5.8.12R(1).

Shareholders should refer to Vodafone's announcement regarding total voting rights to determine if they are required to notify their interest in, or a change to their interests in the Company under the FCA's Disclosure Guidance and Transparency Rules.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Societe Generale

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

13-Jul-2026

6. Date on which Issuer notified

15-Jul-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	8.463874	0.437327	8.901201	2049729099
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	1949023382		8.463874
Sub Total 8.A	1949023382		8.463874%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Certificate	26/03/2027	26/03/2027	Cash	22343	0.000097
Certificate	28/12/2026	28/12/2026	Cash	47249	0.000205
Contract for difference	08/12/2027	08/12/2027	Cash	4166714	0.018094
Contract for difference	15/02/2027	15/02/2027	Cash	13566411	0.058914
Contract for difference	30/09/2027	30/09/2027	Cash	123535	0.000536
Contract for difference	22/05/2028	22/05/2028	Cash	8834	0.000038
Contract for difference	30/04/2027	30/04/2027	Cash	6058498	0.026310
Contract for difference	29/05/2028	29/05/2028	Cash	10	0.000000
Equity Linked Swap	21/07/2026	21/07/2026	Cash	30000000	0.130279
Equity Linked Swap	14/10/2026	14/10/2026	Cash	16490700	0.071613
Equity Linked Swap	27/07/2026	27/07/2026	Cash	18300362	0.079472
Listed Call Warrant	03/01/2033	03/01/2033	Cash	4116759	0.017878
Listed Call Warrant	18/09/2026	18/09/2026	Cash	10480	0.000046
Listed Call Warrant on Basket	03/01/2033	03/01/2033	Cash	1445437	0.006277
Listed Put Warrant	03/01/2033	03/01/2033	Cash	121435	0.000527
Listed Put Warrant	31/12/2049	31/12/2049	Cash	20793	0.000090
OTC Call Option	03/01/2033	03/01/2033	Cash	4208952	0.018278
OTC Call Option	18/09/2026	18/09/2026	Cash	10519	0.000046
OTC Call Option on Basket	03/01/2033	03/01/2033	Cash	1796858	0.007803
OTC Put Option	03/01/2033	03/01/2033	Cash	189828	0.000824
Sub Total 8.B2				100705717	0.437327%

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

12. Date of Completion

15-Jul-2026

13. Place Of Completion

London, United Kingdom

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 16, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary